

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 12, 2009

Mr. Charles R. Morrison
President and Chief Executive Officer
Pizza Inn, Inc.
The Colony, Texas 75056

   Re: Pizza Inn, Inc.
   Item 4.01 Form 8-K
   Filed October 8, 2009
   File No. 0-12919

Dear Mr. Morrison:

      We have completed our review of your Form 8-K and have no further comments at this time.

                                        Sincerely,

                                        Ta Tanisha Meadows
                                        Staff Accountant